Exhibit 21.1
Subsidiaries of RigNet, Inc.

LandTel, Inc.	Delaware
LandTel Communications, L.L.C.	Louisiana
RigNet UK Limited	United Kingdom
RigNet Sdn. Bhd.	Malaysia
RigNet Pte Ltd	Singapore
RigNet Holdings Brazil Ltda.	Brazil
RigNet Serviços de Telecomunicações Brasil Ltda.	Brazil
RigNet Services Nigeria Limited	Nigeria
RigNet Europe AS	Norway
RigNet AS	Norway
OilCamp Limited	United Kingdom
RigNet Australia Pty Ltd	Australia
RigNet Qatar W.L.L.	Qatar
RigNet SatCom, Inc.	Delaware
ComPetro Communications Holdings, Inc.	Delaware
ComPetro Communications, Inc.	Delaware
ComPetro Comunicações Holdings do Brasil Ltda.	Brazil
Serviços de Comunicação Offshore do Brasil Ltda	Brazil
RigNet Middle East LLC	Oman